FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 24, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




    Notification of Transactions of Directors, Persons Discharging Managerial
                         Responsibility or Connected Persons

                       Vesting of Performance Share Plan Award


The three year performance period for the Performance Share Plan Awards granted on 3 December 2002, commenced on 1 January 2003 and came to an end on 31 December 2005.

The Remuneration Committee of the Board of GlaxoSmithKline plc considered the performance achieved during this period and determined that 50% of these Awards would vest on 23 February 2006.

There were two performance conditions attached to this award. The first condition compared GlaxoSmithKline's total shareholder return (TSR) with the TSR of companies in the FTSE 100 index. For any of the awards to vest under this condition, GlaxoSmithKline had to rank at least 50th against the index companies. None of the awards subject to this condition vested. The second condition, which applied to the balance of the award, was achieved in full. The condition required GlaxoSmithKline's business performance earnings per share growth, excluding currency and exceptional items, to be at least nine percentage points more than the increase in the UK Retail Price Index over the three year performance period.

Details of the changes in the interests of the following Executive Directors over Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc are given below.

                                   Final award of              Shares/ADSs sold to Price at which Shares/
                                     Shares/ADSs               meet tax liability        ADSs sold
                             Shares               ADSs
Dr JP Garnier*                                   35,000                 0                    -
Mr J S Heslop                 2,500                               1,025 shares            GBP14.65
Dr T Yamada                                      10,000            4,119 ADSs             $51.3499

*Dr Garnier has elected to defer his award until his retirement.



The Company and the Executive Directors were informed of these changes on 23 February 2006.


S M Bicknell
Company Secretary

24 February 2006






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 24, 2006                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc